EXHIBIT 99.1


          PARTIAL RESOLUTIONS OF THE MEETING OF THE BOARD OF DIRECTORS
                              HELD ON JUNE 7, 2000


RESOLVED; that the restriction under the Company's Key Employee Share Incentive Plan on the Trustee to release the shares before the lapse of 24 months as of the registration of options in the name of the Trustee on behalf of the Grantee, shall only apply to Grantees who are employees of Giganet Ltd. Said restriction shall not apply to Grantees which are employees of Giganet Ltd.'s subsidiaries and which are not taxed under the Israeli Income Tax Law and regulations.